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                                                                       EXHIBIT D

                   SPECIAL COMMITTEE OF BOARD OF DIRECTORS OF
                           NEUTRAL POSTURE ERGONOMICS
                                 AGREES TO PRICE
                          IN GOING PRIVATE TRANSACTION

Bryan, TX, January 17, 2001 - Neutral Posture Ergonomics, Inc. (the "Company") (Nasdaq: NTRL) today announced that a special committee, established by the Board of Directors of the Company to consider an acquisition proposal by a management-led group, has agreed on a price for the outstanding shares of the Company. On October 27, 2000, the management group, which includes Rebecca Boenigk, Jaye Congleton and other members of the executive management team of the Company, announced a proposal to acquire all of the outstanding shares of the Company's common stock not already owned by the management. The acquisition would be accomplished through a merger of the Company into a new corporation that would be owned by the management group. The management group currently owns approximately 62% of the Company's outstanding shares of common stock.

The Board of Directors of the Company established a special committee consisting of three independent directors to consider the proposal, and the special committee engaged legal and financial advisors to assist in negotiating an agreement. After several months of negotiation between the management group and the special committee, the special committee has voted to recommend that the Board of Directors of the Company approve a merger which would result in the public shareholders of the Company receiving $2.27 per share, increased from the original offer of $1.72 per share. The merger is subject to negotiation by the special committee of a definitive merger agreement with the management group and approval by the full Board of Directors and shareholders of the Company.

Headquartered in Bryan, Texas, the Company manufactures, markets and distributes ergonomic products. The Company is a certified Women Business Enterprise and its common stock is currently listed on the Nasdaq SmallCap Market under the symbol NTRL.

            PRESS CONTACT:
            Gregory A. Katt, Vice President and CFO
            979-778-0502, Ext. 111

Except for statements of historical fact, this press release includes certain statements that may be deemed to be "forward-looking" within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. There are certain important factors which could cause actual results to differ materially from those anticipated by the forward-looking statements. Certain of the important factors which could cause actual results to differ materially from those in the forward-looking statements include, among other things, changes from anticipated levels of sales, the ability to integrate acquired product lines and related businesses, future national or regional economic and competitive conditions, changes in relationships with customers, customer acceptance of existing and new products, pricing pressures due to excess capacity, raw material cost increases, change of tax rates, change of interest rates, declining conditions in the industry, validity of patents, results of arbitration and litigation, availability of key component parts, casualty to or other disruption of the Company's production facility and equipment, delays and disruptions in the shipment of the Company's products and other factors that generally affect business. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission.